UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 13, 2020, Naked Brand Group Limited (the “Company”) appointed Cheryl Durose as the Company’s Chief Financial Officer. Ms. Durose is replacing David Adams.

Ms. Durose, 48 years old, has over 20 years of experience in key finance, planning and business partnering roles with high profile businesses. Prior to joining the Company, Ms. Durose spent 10 years in several roles within The Warehouse Group. Most recently, from 2017 to 2019, she served as the Chief Financial Officer of the Noel Leeming and Torpedo7 Group (part of The Warehouse Group), a retailer specializing in consumer electronics, appliances, bike, apparel and outdoor adventure. She also served in several roles of increasing responsibility at Warehouse Stationary Limited (part of The Warehouse Group), a retailer specializing in technology, office and stationery equipment. From 2009 to 2011, she was Finance Manager, from 2011 to 2014, she was Head of Finance, and from 2014 to 2017, she was Chief Financial Officer of Warehouse Stationary Limited. Prior to joining The Warehouse Group, from 1994 to 2008, she served in a several roles with adidas UK Ltd and adidas Area North Europe and as a consultant to adidas (NZ) Ltd. Ms. Durose received her Bachelor of Science (with honors) from Salford University, UK. She is qualified under the Chartered Institute of Management Accountants.

In connection with her appointment, Ms. Durose entered into an employment agreement with Bendon Limited (“Bendon”), the Company’s wholly owned operating subsidiary. Under the employment agreement, Ms. Durose will receive a salary at an annual rate of NZ$255,000. Her employment may be terminated upon one month’s notice by either party. Bendon also may terminate her employment upon two weeks’ notice in the event Ms. Durose becomes disabled and may summarily dismiss Ms. Durose for any serious misconduct. The employment agreement contains provisions protecting the confidentiality of the Company’s information and assigning all intellectual property rights to the Company. The employment agreement also contains restrictions (i) on Ms. Durose’s ability to entice away employees of the Company and its subsidiaries, or discourage them from being employed by the Company or its subsidiaries, for the period of her employment and for six months thereafter, and (ii) on her ability to accept business from or provide services to customers of the Company and its subsidiaries, or solicit or entice away such customers, for six months after her employment.

Other Events

Attached as Exhibit 99.1 to this report is a press release dated January 14, 2020, issued by the Company, announcing Ms. Durose’s appointment.

The information contained in this Form 6-K, other than information under “Other Events” above and other than Exhibit 99.1 hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229 and 333-235801) and the prospectuses included therein.

Exhibits and Financial Statements

Exhibit No.	Description

99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 14, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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